Public

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SE(

18006400

Securities and Exchange
MAR 05 2018
RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX,LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana 786- 4251717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown, Argiz & Farra LLC.
(Name – if individual, state last, first, middle name)

1450 Brickell Avenue, 18th Floor (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ED

Public

INVEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

OATH OR AFFIRMATION

I, **Gerardo Reyes Retana,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invex, LLC,** as of **December 31,** 20**17,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA J. CARMONA
MY COMMISSION EXPIRES AUGUST 4, 2021
#GG 123785
Bonded thru Notary Public Underwriters
NOTARY PUBLIC STATE OF FLORIDA

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders ' Equity or Partners' or Sole Proprietors ' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain positions of this filing, see section 240.17a-5(e)(3)*

INVEX, LLC
INDEX

Public

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Invex, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Invex, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Invex, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Invex, LLC's management. Our responsibility is to express an opinion on Invex, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Invex, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Invex, LLC's auditor since 2016.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2018

INVEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and Cash Equivalents	$	447,262
Deposits with Clearing Broker		250,049
Due from Related Parties		1,120,995
Securities Owned- at Fair Value		7,183,347
Securities Owned- Equity-Method		1,115,078
Receivables from Clearing Brokers		7,388,327
Prepaid and Other Assets		172,652
Furniture and Equipment - Net of Accumulated Depreciation of $536,519		40,958
TOTAL ASSETS	$	17,718,668
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses		583,162
Due to Related Parties		212,726
TOTAL LIABILITIES		795,888
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY		16,922,780
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	17,718,668

The accompanying notes are an integral part of this financial statement

INVEX, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE A - ORGANIZATION

Invex, Inc., a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. Invex, Inc. was wholly owned by Invex Controladora, S.A.B. de C.V. Consistent with prior years, Invex, Inc. had two wholly owned subsidiaries, Invex (USA), Inc. and Invex Advisors, LLC for the first two months of 2017. On March 1, 2017, Invex Controladora, S.A.B. de C.V. intiated and effected an internal legal restructuring through contributing 100% of its ownership of Invex, Inc. into Invex Holdings, Inc., a newly formed holding company domiciled in the State of Delaware. Invex Holdings, Inc. is wholly owned by Invex Controladora, S.A.B. de C.V. On the same date, Invex, Inc. transferred ownership of all of its equity interests in Invex (USA), Inc. and Invex Advisors, LLC to Invex Holdings, Inc. to complete the corporate restructure. The restructuring did not have a significant effect on the operations of Invex, Inc. The following is a summary of the deconsolidation of the subsidiaries on March 1, 2017.

Cash		1,918,858
Securities purchased under agreement to resell		18,167,382
Prepaids		273,120
Deferred tax asset		427,043
Due from affiliates		272,203
Notes payable		(18,073,622)
Total value of net assets deconsolidated	$	2,984,984

The Company accounted for the restructuring transaction in accordance with Accounting Standards Codification 805 – Business combinations of entities under common control, and thus no gain or loss was recognized on this transaction. As a result of the aforementioned restructuring, the Company's results of operations include the operations of its two previously wholly owned subsidiaries, Invex Advisors, LLC and Invex USA. LLC (the "Discontinued Components") only for the months of January and February 2017, and their activity is reported as Discontinued Operations in the accompanying statement of operations. Invex Advisors, LLC offers investment advisory services to select clients and charges a monthly or quarterly fee to the clients. Invex USA, LLC, generates revenue from markups attributable to customer transactions.

Also, on March 1, 2017, Invex, Inc. and Invex (USA), Inc. were converted to limited liability companies that are treated as disregarded entities for US federal and applicable state income tax purposes. Thus, Invex, Inc. converted into Invex, LLC (the "Company") formed under the laws of the State of Delaware. Invex, LLC is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Invex Controladora, S.A.B. de C.V., the foreign parent of Invex Holdings, Inc., is the holding company of a Mexican-based financial group (the "Group"). The Group's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. Invex, LLC is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Group as well as executing proprietary trading for Invex, LLC. The majority of the Company's revenue relates to commissions and markups attributable to customer transactions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition is prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts of $250,000 and none are expected.

Receivables from Clearing Brokers

Receivables from clearing brokers represent cash held on account available for future trades.

Other Receivables

Other receivables consist primarily of interest and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. As such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Other Receivables are included in Prepaids and Other Assets on the Statement of Financial Condition.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Securities Transactions

Securities-owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

Prior to the restructuring, deferred tax assets and liabilities were recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in the future. Invex, LLC transferred its deferred tax asset balance on March 1, 2017 to its parent company, Invex Holdings, Inc.

Foreign Currency

Certain customer investment trades are executed utilizing foreign currency. Investments denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. Dollar amount on the respective dates of such transactions. Reported net realized foreign exchange gains or losses arise from sales of investments, sale of foreign currencies and currency gains or losses realized between trade and settlement dates. The gains and losses are included as a component of the commission on the investment transaction.

Use of Estimates and Assumptions

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, valuation allowance for deferred tax assets, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued an ASU on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Issued Accounting Pronouncements (Continued)

using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities Owned And Securities Sold Not Yet Purchased – At Fair Value

The components of securities owned and securities sold, not yet purchased- at fair value at December 31, 2017 are as follows:

	2017	
	Owned	Sold, Not Yet Purchased
Foreign debt instruments	$ 4,398,124	$ -
Marketable Equities	584,537	-
Options	23,800	-
Foreign mutual fund	2,176,886	-
	$ 7,183,347	$ -

In 2015 the Company purchased $2,000,000 worth of shares of a Mutual Fund titled Invex Global Opportunities Fund. This mutual fund is managed by Invex Advisors, LLC, a wholly owned subsidiary of Invex Holdings, Inc. The Mutual Fund is included in the Securities Owned – at Fair Value amount in the Statement of Financial Condition.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED - CONTINUED

Securities Owned – Equity Method

On April 25, 2011, the Company acquired for $4,000,000, an approximate 12.82% ownership interest in Bulltick Capital Market Holdings, LP ("Bulltick"), a broker-dealer partnership. The Company follows the equity method of accounting, as it has the ability to exercise significant influence, but not control, over operating and financial policies of Bulltick. As of the date of purchase, the basis difference between the carrying amount of the investment and the amount of the equity in net assets was approximately $4,000,000 of which $2,000,000 was deemed to be associated with amortizable intangible assets based on a preliminary purchase price allocation. During 2012 Bulltick entered into a Secured Convertible Promissory Note with a third party lender which diluted the ownership percentage in Bulltick of the Company from 12.82% to 10.74%. The Secured Convertible Promissory Note matured in April 2014 and the third party lender converted a portion of the note balance to equity which further diluted the ownership percentage in Bulltick of the Company from 10.74% to 8.73%. The Company entered into a Units Purchase Agreement with Bulltick on September 30, 2014 and purchased an additional 10.948% of Bulltick for $1,166,667 to increase its ownership percentage from 8.73% to 19.68%. The Company has recognized ($128,711) of its equity in the loss from this investee during 2017 in the statement of operations. As of December 31, 2017, the Company held an ownership interest of 19.04% in Bulltick. The balance of the Company's investment in Bulltick is $1,115,078 as reflected on the Statement of Financial Condition. As of and for the year ended December 31, 2017, Bulltick's total assets, total liabilities, total revenue and net income were approximately as follows:

	(Unaudited) 2017
Total assets	$ 4,334,000
Total liabilities	5,710,000
Total revenue	18,910,000
Net loss	(676,000)

NOTE D – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of all accounts payable and accrued expenses as of December 31, 2017:

Accounts Payable - Vendors	$ 5,260
Bonus Payable	500,000
Accrued Expenses	75,001
Other Payables	2,901
	$ 583,162

NOTE E – INCOME TAXES

Prior to restructuring, the Company used an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. The company recorded income taxes for the two month period ended February 28, 2017. After this date, the Company became a disregarded entity for federal and state tax purposes.

At February 28, 2017, the Company had approx. $2,180,000 of capital loss carryforwards which begin to expire in 2020. In 2013 through 2015, the Company generated a cumulative net operating loss carryforward of $2,132,108 for state tax purposes. The Company offset these losses by $672,572 of net operating income in 2016 and $180,312 of net operating income from the period January 1, 2017 through February 28, 2017. On March 1, 2017, the Company transferred an income tax payable of $100,220 for federal taxes, an income tax receivable of $75,357 for state taxes and a deferred tax asset of $427,037 to its parent company, Invex Holdings, Inc. Thus, no balance for state, federal, or deferred taxes is included in Prepaid and Other Assets on the Statement of Financial Condition.

The open years applicable to the Company include tax years 2014 through 2017 for Federal and Florida tax purposes.

The Company provides for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company has determined that no liability for uncertain tax positions was necessary as of December 31, 2017.

NOTE F – TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE G – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

NOTE I - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling approximately $202,022 by Invex Controladora, S.A.B. de C.V. during 2017 for use of the name "INVEX". As of December 31, 2017, $202,022 was outstanding and payable to the Parent. There were no other amounts due to the Parent. The annual fee amount due to the Parent is in due to related parties in the statement of financial condition. The Company also earned $631,567 on trades done with Banco Invex, S.A., an affiliated entity to the Company, domiciled in Mexico.

The Company has approximately $15,893 of receivables at December 31, 2017 from employees related to personal expenses. The Company had a note receivable due from an employee in the amount of $41,799 as of December 31, 2017. The note is unsecured and was issued on April 15, 2012 with a principal balance of $71,133 and a maturity of April 15, 2020. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such related party note and interest amounts along with a $1,063,304 receivable due from affiliated entities are included in due from related parties in the accompanying statement of financial condition.

Invex, LLC and Invex Advisors, LLC, subsidiaries of Invex Holdings, Inc., executed an intercompany expense-sharing agreement which took full force and effect on March 1, 2017. Based on the agreement, Invex Advisors, LLC will make quarterly payments to Invex, LLC for its share of the operating costs relating to personnel and administrative services as well as reimbursement of certain other office expenses incurred by Invex LLC on behalf of Invex Advisors. As of December 31, 2017 $626,726 was due and outstanding from Invex Advisors, LLC for the 2017 shared expenses. This expense sharing service income is recorded in the accompanying statement of operations as a reduction of the respective expense and the corresponding receivable due from Invex Advisors, LLC is recorded in the accompanying statement of financial condition as a due from related parties.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Foreign Debt Instruments - The Company may hold both domestic and foreign corporate bonds. The fair value of these bonds is estimated using recently executed transactions, market price quotations (where observable), and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Listed Derivative Contracts – Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

- Foreign Mutual Funds – The Company may own both domestic and foreign Mutual funds. Mutual funds are valued at the net asset value ("NAV") of shares held by the plan at year end.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2017:

Financial Assets and Liabilities at Fair Value
As of December 31, 2017

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Options	-	23,800	-	23,800
Marketable Equities	-	584,537	-	584,537
Foreign Debt Instruments	-	4,398,124	-	4,398,124
Foreign Mutual Fund	$ -	$ 2,176,886	$ -	$ 2,176,886
Totals	$ -	$ 7,183,347	$ -	$ 7,183,347
LIABILITIES				
Securities Sold, Not Yet Purchased - at Fair Value	-	-	-	-
Totals	$ -	$ -	$ -	$ -

NOTE K - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization.

NOTE L - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2017, through the date the financial statement was available to be issued, for potential recognition or disclosure in the accompanying financial statement. The Company didn't identify any subsequent events that would require recognition or disclosure in the financial statement.